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06015666

Reykjavik, 27.07.2006
File no. 90-06-0243

Re: Actavis Group hf. (File No. 82-34959)
Submission Pursuant to Rule 12g3-2(b)(iii)

Ladies and Gentlemen:

By letter dated February 13, 2006, a submission to the Securities and Exchange Commission (the "SEC") was made on behalf of Actavis Group hf. (the "Company") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents in order to maintain the Company's exemption and to comply with the requirements of Rule 12g3-2(b)(1)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

The information set forth below is a summary of documentation which the Company has made public pursuant to Icelandic law or stock exchange rules, filed with a stock exchange (and which was made public by that exchange) and/or distributed (or made available for distribution) to its securities holders:

1. News release (July 25, 2006): Actavis Group hf. – Resolutions of a Shareholders´ Meeting 25 July 2006 (enclosed).

If the SEC has any questions or requires any further information, please contact the undersigned at +354 5 400 300. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me by fax. The number is +354 5 400 301.

Sincerely yours,
On behalf of Actavis Group hf.



Sigurður Snædal Júlíusson hdl.
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Partners in alphabetical order
Árni Vilhjálmsson • Bjarnfreður Ólafsson • Einar Baldvin Axelsson • Erlendur Gíslason • Guðmundur J. Oddsson • Gunnar Sturluson, Managing Partner • Hákon Árnason
Helga Melkorka Óttarsdóttir • Hjördís Halldórsdóttir • Jakob R. Möller • Othar Örn Petersen • Pétur Guðmundarson • Ragnar Tómas Árnason

Efstaleiti 5 • IS-103 Reykjavik • Iceland • Tel: +354 5 400 300 • Fax: +354 5 400 301 • logos@logos.is • www.logos.is
42 New Broad Street • London • EC2M 1JD • UK • Tel:+ 44 20 7920 3000 • Fax: +44 20 7920 3099


KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group hf. - Resolutions of a Shareholders' Meeting 25 July 2006 25.7.2006 09:45:46

Flokkur: Hluthafafundir

Prenta

At a meeting of the shareholders of Actavis Group hf. at 8:00 AM on 25 July 2006 the following was unanimously resolved:

1. A proposal to authorise the Board of Directors to issue convertible rights in Actavis Group hf.

The following new article 2.02.3 shall be added to the Company's Articles of Association:

"The Board of Directors is authorized to legally bind the Company under a loan agreement and issue rights, convertible into shares, in relation to the Company's obligations under such loan agreement in the amount of up to EUR 525.000.000, with interest of up to 15% above EURIBOR or LIBOR. The loan is payable at any time. (Hereinafter referred to as the "Loan Agreement"). The holders of the conversion rights in accordance with the Loan Agreement shall have the right to convert its claim against the Company into Class A Shares in accordance with the below, which shall be outlined in more detail in the Loan Agreement. The holders of the conversion rights shall have the right to convert their claims into Class A Shares at any time on the Conversion Period. The number of shares the conversion rights shall apply to is determined by dividing (a) the sum of the principal amount of the convertible claim plus any accrued and unpaid interest thereupon by (b) the Conversion Price in effect on the Conversion Date.

The Conversion Period means that period beginning on the four-year anniversary of the closing date of the Loan Agreement and ending on the six-year anniversary of the closing date of the Loan Agreement.

The Initial Conversion Price means a price per Class A Shares equal to the lesser of (a) 120% of the Trading Price on the closing date of the Loan Agreement and (b) the Trading Price on the Conversion Date.

The Conversion Price means the Initial Conversion Price as adjusted pursuant to the Adjustment Principles.

The Conversion Date shall mean the day when a holder of the conversion rights that has notified the Company that it wishes to exercise its conversion rights and has fulfilled the requirements of the conversion right.

The Trading Price means the trading price of the Class A Shares in ISK on closing of trade in the Icelandic Stock Exchange.

The Adjustment Principles are the following; if the share capital of the company is increased, decreased, new convertible rights or warrants are issued or the Company is wound up, including merger or split of the Company, or the assets of the Company are distributed to the Company's shareholders without winding up the Company, before the conversion rights are exercised, the Conversion Price shall be adjusted so that such actions do not adversely effect the rights of the conversion rights holders or the value of the conversion rights, as it was immediately prior to such action. When adjusting the Conversion Price in accordance with the above, the rights of the conversion right holder shall be as if the conversion right holder had exercised its right to convert immediately prior to such action.

The Board of Directors is authorised to negotiate in the Loan Agreement in more detail the mechanism and calculation of the conversion rights, within the principles set in these Articles of Association, and that mechanism shall be available at the Company's head quarters after the closing date of the Loan Agreement.

The shareholders shall not have pre-emptive rights to subscribe to the above conversion rights or shares issued in relation to the same.

The Board of Directors shall have the authority to make the necessary amendments to the Company's Articles of Association in relation to the exercise or termination of the convertible rights, including but not limited to increasing the share capital of the Company in line with the Company's obligations under the conversion rights.

This authority shall be valid until 31 December 2006."

2. A proposal to authorise the Board of Directors to issue new Class A Shares, without pre-emptive rights of the current shareholders.

The following new article 2.02.4 shall be added to the Company's Articles of Association;

"The board may increase the company's share capital in Class A by a nominal value of ISK 300.000.000 (three hundred million Icelandic krónur) by issuing 300.000.000 new Class A Shares in relation to the funding of the acquisition of Pliva d.d. This authorisation remains valid until 31 December 2006. The new shares shall confer rights as from the date of registration of the share capital increase. The board may decide that payment for the shares may be made in a form other than cash. The shareholders shall not have pre-emptive rights to subscribe for the above new shares."

Current Article 2.02.3 shall become Article 2.02.5 and current Article 2.02.4 shall become Article 2.02.6.

Prior to the proposals agreed by the shareholders Mark Keatley, CFO of Actavis Group hf. presented to the shareholders the financing of Actavis Group hf. in order to make a PTO of all shares in PLIVA d.d. in Croatia. It was presented to the shareholders that the proposals were necessary in order to be able to make the PTO for PLIVA d.d.